HIGHWOODS PROPERTIES, INC.

3100 Smoketree Court

Suite 600

Raleigh, North Carolina 27604

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Highwoods Properties, Inc.

Request for Withdrawal of Registration Statement on Form S-3

File No. 333-158255

Ladies and Gentlemen:

On March 27, 2009, Highwoods Properties, Inc., a Maryland corporation (the “Company”), filed a Registration Statement on Form S-3 (File No. 333-158255 (together with the exhibits thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Registration Statement is being withdrawn and re-filed on Form S-3ASR. The Company confirms that no securities have been issued or sold under the Registration Statement.

Please feel free to contact Jeffrey M. Sullivan at DLA Piper LLP (US) at (919) 786-2003 if you have any questions. Thank you for your assistance with this matter.

Sincerely,
/s/ Jeffrey D. Miller
Jeffrey D. Miller
Vice President, General Counsel
and Secretary